Exhibit 99.2

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

Years ended October 31, 2011, 2010 and 2009

Collins Barrow Toronto LLP
11 King Street West
Suite 700
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
INDEPENDENT AUDITORS’ REPORT	F. 416.480.2646
www.collinsbarrow.com
To the Shareholders of Micromem Technologies Inc.:

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc. and its subsidiaries, which comprise the consolidated balance sheets as at October 31, 2011 and 2010 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended October 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in ours audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Micromem Technologies Inc. and its subsidiaries as at October 31, 2011 and 2010, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2011 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that cast significant doubts about Micromem Technologies Inc.’s ability to continue as a going concern.

Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
February 24, 2012

1

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

As at	October 31, 2011	October 31, 2010

Assets
Current assets:
Cash and cash equivalents	$44,062	$26,039
Deposits and other receivables	32,334	97,063
Promissory note receivable (Note 7)	-	5,000
	76,396	128,102

Property and equipment, net (Note 8)	10,201	16,686
Deferred development costs (Note 9)	646,606	221,521
Intangible assets (Note 10)	135,465	-
Patents, net (Note 10)	37,678	202,027
	$906,346	$568,336

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 11(e))	106,783	512,548
Accounts payable and accrued liabilities	1,016,841	1,075,014
	1,123,624	1,587,562
Shareholders' Equity (Deficiency)
Share capital: (Note 11)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 116,149,718 common shares (2010: 95,324,511)	51,774,555	50,102,699
Equity component of bridge loans (Note 11(e))	558	5,784
Contributed surplus (Note 12)	26,851,850	24,664,404
Deficit accumulated during the development stage	(78,844,241)	(75,792,113)
	(217,278)	(1,019,226)
	$906,346	$568,336

Going Concern (Note 2)
Related Party Transactions (Note 14)
Commitments (Note 15)
Contingencies (Note 16)
Subsequent Events (Note 20)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)
For the year ended October 31, 2011 (with comparative data)

				Period from
				September 3, 1997
	October 31, 2011	October 31, 2010	October 31, 2009	to Oct. 31, 2011
	(12 mos )	(12 mos )	(12 mos )

Costs and expenses (income):
Administration	$452,111	$349,324	$937,146	$4,751,990
Professional, other fees and salaries (Notes 11 and 14)	1,993,152	1,345,406	3,240,960	48,305,817
Research and development (recovery) (Note 15 (d))	(75,896)	(106,007)	13,880	8,703,617
Travel and entertainment	91,885	146,104	223,586	2,434,175
Amortization of property and equipment (Note 8)	6,469	8,586	11,567	561,518
Amortization of patents (Note 10)	43,333	-	-	110,929
Foreign exchange loss (gain)	43,215	32,101	(28,153)	178,963
Write-down of deferred development costs (Note 9)	-	2,711,392	-	2,711,392
Write-down of patents and trademarks (Note 10)	129,033	-	-	428,853
Write-down of royalty rights	-	-	-	10,000,000
Allowance (recovery), promissory note receivable (Note 7)	(110,000)	201,333	-	91,333
Other expenses	-	-	-	732,941
Loss from operations	2,573,302	4,688,239	4,398,986	79,011,528

Interest and other income	(963)	(22,886)	(88,047)	(676,261)

Loss before income taxes	(2,572,339)	(4,665,353)	(4,310,939)	(78,335,267)

Income taxes (Note 13)	1,205	9,508	-	30,390

Net loss for the year	(2,573,544)	(4,674,861)	(4,310,939)	(78,365,657)

Deficit accumulated during the development stage, beginning of year	(75,792,113)	(71,117,252)	(66,806,313)	-

Adjustment for the modification of warrants (Note 11(f))	(293,020)	-	-	(293,020)
Adjustment for the modification of conversion feature of bridge loans (Note 11(e)(i) and (iii))	(185,564)	-	-	(185,564)
Deficit accumulated during the development stage, end of year	$(78,844,241)	$(75,792,113)	$(71,117,252)	$(78,844,241)

Loss per share - basic and diluted	(0.03)	(0.05)	(0.05)	(1.22)

Weighted average number of shares	102,301,168	92,225,645	86,400,439	64,376,850

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
For the year ended October 31, 2011 (with comparative data)

				Period from
				September 03, 1997
	October 31, 2011	October 31, 2010	October 31, 2009	to Oct. 31, 2011
	(12 mos )	(12 mos )	(12 mos )

Cash flows from operating activities:
Net loss for the year	$(2,573,544)	$(4,674,861)	$(4,310,939)	$(78,365,657)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and trademarks	43,333	-	-	110,929
Amortization of property and equipment	6,469	8,586	11,567	561,518
Accretion expense	1,167	5,415	-	6,582
Stock option expense	928,497	95,038	1,951,569	33,191,211
Write-down of deferred development costs	-	2,711,392	-	2,711,392
Write-down of patents and trademarks	129,033	-	-	428,853
Gain on settlement of debt	-	(114,000)	-	(114,000)
Shares issued to supplier	-	-	173,125	173,125
Write-down of royalty rights	-	-	-	10,000,000
Other adjustments	-		-	215,086
Net changes in non-cash working capital
Increase (decrease) in deposits and other receivables	69,729	181,423	(154,575)	(23,737)
Increase (decrease) in accounts payable and accrued liabilities	(58,192)	170,874	97,415	1,286,537
Net cash used in operating activities	(1,453,508)	(1,616,133)	(2,231,838)	(29,818,161)

Cash flows from investing activities:
Purchase of property and equipment	-	(851)	(9,668)	(771,654)
Patents and trademarks	(8,017)	(78,891)	(147,850)	(602,175)
Deferred development costs	(425,085)	(878,852)	(2,000,611)	(3,304,547)
Intangible assets	(135,465)	-	-	(135,465)
Other	-	-	-	395,099
Royalty rights	-	-	-	(2,000,000)
Net cash used in investing activities	(568,567)	(958,594)	(2,158,129)	(6,418,742)

Cash flows from financing activities:
Issue of common shares	2,446,432	1,981,741	4,020,842	34,994,973
Bridge loan advances	496,813	512,915	-	1,009,728
Bridge loan repayments	(903,147)	-	-	(903,147)
Other	-	-	-	1,179,411
Net cash provided by financing activities	2,040,098	2,494,656	4,020,842	36,280,965

Increase (decrease) in cash and cash equivalents	18,023	(80,071)	(369,125)	44,062

Cash and cash equivalents, beginning of year	26,039	106,110	475,235	-
				-
Cash and cash equivalents, end of year	$44,062	$26,039	$106,110	$44,062

Supplemental cash flow information:
Interest paid	211,264	-	-	288,251
Income taxes paid	10,713	-	-	77,435

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)
For the year ended October 31, 2011 (with comparative data)

	Number of	Share Capital	Contributed	Deferred Share	Equity component	Deficit Accumulated
	Shares		Surplus	Compensation	of Bridge loan	During
						Development stage

Micromem share capital, October 31, 1998	3,490,643	$-	$-	$-	$-	$-
Exercise of director’s stock options	490,000	-	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-	-
Net loss for the year	-	-	-	-	-	(500,992)
Common shares of Pageant, December 4, 1998	-	4,999	-	-	-	-
Assigned fair value of net assets	32,000,000	549,140	-	-	-	-
Micromem share capital, September 11, 1999	35,980,643	554,140	-	-	-	(500,992)

Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-	-
Shareholder loan forgiven	-	-	544,891	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-	-
Net loss for the year	-	-	-	-	-	(5,207,787)
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	-	(5,708,779)

Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-	-
Deferred share compensation	-	-	2,711,881	(453,219)	-	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-	-	-
Common shares issued pursuant to compensation agreements, March	901,110	4,206,447	-	-	-	-
Stock options issued to directors/consultants	-	-	9,681,257	-	-	-
Net loss for the year	-	-	-	-	-	(16,940,613)
Balance, October 31, 2000	39,734,516	11,849,357	12,938,029	(453,219)	-	(22,649,392)

Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-	-
Common shares issued under rights offering November 20, 2000	304,674	1,119,058	-	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-	-
Deferred share compensation	-	-	(453,219)	453,219	-	-
Stock-based compensation	-	-	34,000	-	-	-
Exercise of director’s stock options for cash, January 17, 2001	714,686	71,469	-	-	-	-
Common shares issued pursuant to compensatory stock options	-	1,581,242	(1,581,242)	-	-	-
Adjustment-share compensation expenses	-	-	(677,420)	-	-	-
Common shares issued pursuant to compensation agreement, January	11,192	66,461	-	-	-	-
Private placement of common shares for cash, March 21, 2001	2,000,000	4,000,000	-	-	-	-
Common shares issued under asset purchase agreement to Estancia	2,007,831	8,000,000	-	-	-	-
Compensation shares due but not issued	-	-	1,431,545	-	-	-
Stock options issued to directors/consultants	-	-	4,627,752	-	-	-
Net loss for the year	-	-	-	-	-	(9,187,377)
Balance, October 31, 2001	45,935,349	29,642,242	16,319,445	-	-	(31,836,769)

Stock options issued to directors/consultants	-	-	1,832,500	-	-	-
Shares issued pursuant to compensatory agreement, March 26, 2002	765,588	1,431,545	(1,431,545)	-	-	-
Net loss for the year	-	-	-	-		(14,565,515)
Balance, October 31, 2002	46,700,937	31,073,787	16,720,400	-	-	(46,402,284)

Private placement of common shares for cash, August 13, 2003	2,031,250	162,500	-	-	-	-
Net loss for the year	-	-	-	-	-	(1,767,965)
Stock options issued to directors/consultants			318,000		-
Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	-	(48,170,249)

Private placement	800,000	73,000	-	-	-	-
Exercise of common share warrants	3,231,250	264,500	-	-	-	-
Exercise of options for cash	5,300,000	530,000	-	-	-	-
Stock options issued to consultant	-	-	1,379,970	-	-	-
Net loss for the year	-	-	-	-	-	(2,314,298)
Balance at October 31, 2004	58,063,437	32,103,787	18,418,370	-	-	(50,484,547)

Exercise of common share purchase warrants for cash	2,431,250	206,500	-	-	-	-
Private placement of common shares for cash	2,342,334	1,472,500	-	-	-	-
Exercise of stock options	1,820,000	553,600	-	-	-	-
Settlement of accounts payable for common shares	62,428	43,700	-	-	-	-
Stock options issued to consultants/employees	-	-	1,721,742	-	-	-
Legal expenses relating to private placements	-	(75,000)	-	-	-	-
Net loss	-	-	-	-	-	(4,035,483)
Transfer to contributed surplus (restatement)	-	(264,000)	264,000	-	-	-
Balance at October 31, 2005	64,719,449	34,041,087	20,404,112	-	-	(54,520,030)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)
For the year ended October 31, 2011 (with comparative data)

	Number of	Share Capital	Contributed	Deferred Share	Equity component	Deficit Accumulated
	Shares		Surplus	Compensation	of Bridge loan	During
						Development stage

Balance at October 31, 2005	64,719,449	$34,041,087	$20,404,112 $	-	$-	$(54,520,030)

Exercise of stock options	3,550,000	1,064,980	-	-	-	-
Stock options issued to consultants/employees	-	-	2,058,560	-	-	-
Private placement of common shares for cash	150,000	75,000	-	-	-	-
Exercise of common share purchase warrants for cash	771,850	485,548	-	-	-	-
Net loss	-	-	-	-	-	(4,058,180)
Transfer to contributed surplus (restatement)	-	1,026,738	(1,026,738)	-	-	-
Balance at October 31, 2006	69,191,299	36,693,353	21,435,934	-	-	(58,578,210)

Exercise of stock options	1,700,000	552,000	-	-	-	-
Transfer from contributed surplus	-	340,122	(340,122)	-	-	-
Price adjustment on outstanding warrants	-	(1,326,308)	1,326,308	-	-	-
Stock options issued to consultants/employees	-	-	86,787	-	-	-
Stock options issued to Directors	-	-	96,945	-	-	-
Warrants issued to consultants	-	-	85,484	-	-	-
Exercise of common share purchase warrants for cash	477,500	191,000	-	-	-	-
Private placement of common shares for cash	1,577,368	716,230	-	-	-	-
Net loss	-	-	-	-	-	(2,811,378)
Balance at October 31, 2007	72,946,167	37,166,397	22,691,336	-	-	(61,389,588)

Warrants issued to consultants	-	-	23,814	-	-	-
Private placement of common shares for cash	4,152,296	2,980,031	-	-	-	-
Exercise of stock options	1,440,000	1,010,500	-	-	-	-
Exercise of common share purchase warrants for cash	3,671,318	1,493,527	-	-	-	-
Transfer from contributed surplus for stock options exercised	-	537,494	(537,494)	-	-	-
Transfer from contributed surplus for warrants exercised	-	1,411,792	(1,411,792)	-	-	-
Stock options issued to directors/consultants	-	-	1,017,600	-	-	-
Settlement of accounts payable for common shares.	30,000	59,100	-	-	-	-
Cashless exercise of warrants for common shares	646,886	-	-	-	-	-
Warrants issued for private placement	-	(330,957)	330,957	-	-	-
Common shares for services	50,000	52,250	-	-	-	-
Net loss	-	-	-	-	-	(5,416,725)
Balance at October 31, 2008	82,936,667	44,380,134	22,114,421	-	-	(66,806,313)

Private placement of units for cash	4,393,535	2,305,215	653,627	-	-	-
Exercise of stock options	1,652,801	992,417	-	-	-	-
Transfer from contributed surplus for stock options exercised	-	573,706	(573,706)	-	-	-
Common shares for services	200,000	173,125	-	-	-	-
Financing cost paid	-	(164,417)	-	-	-	-
Stock options issued to directors/consultants	-	-	1,951,569	-	-	-
Exercise of common share purchase warrants for cash	200,000	234,000	-	-	-	-
Net loss	-	-	-	-	-	(4,310,939)
Balance at October 31, 2009	89,383,003	48,494,180	24,145,911	-	-	(71,117,252)

Private placement of units for cash	5,749,201	1,599,658	421,393	-	-	-
Common shares for services	192,307	50,000	-	-	-	-
Financing cost paid	-	(39,310)	-	-	-	-
Stock options extended to directors/consultants	-	-	95,038	-	-	-
Warrants extended	-	(1,829)	1,829	-	-	-
Equity portion of bridge loan	-	-	233	-	5,784	-
Net loss	-	-	-	-	-	(4,674,861)
Balance at October 31, 2010	95,324,511	50,102,699	24,664,404	-	5,784	(75,792,113)
Private placement of units for cash	20,825,207	2,478,681	-	-	-	-
Financing costs paid		(32,249)
Stock options issued to directors/staff	-	-	928,497	-	-	-
Warrants issued for private placement	-	(774,575)	774,575	-	-	-
Warrants extended	-	-	293,020	-	-	(293,020)
Modification of bridge loans	-	-	185,564	-	-	(185,564)
Equity portion of bridge loan	-	-	5,790	-	(5,226)	-
Net loss	-	-	-	-	-	(2,573,544)
Balance at October 31, 2011	116,149,718	51,774,555	26,851,850	-	558	(78,844,241)

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

1.	NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc. On January 11, 1999, the Company acquired all of the outstanding shares of Pageant Technologies Inc. (“Pageant”), a company subsisting under the laws of Barbados. This acquisition was recorded as a reverse takeover under Canadian generally accepted accounting principles (“Canadian GAAP”) which, except as outlined in Note 18, conforms with United States generally accepted accounting principles (“U.S. GAAP”).

The Company currently operates as a developer of magnetic sensor technology and applications of this technology. The Company has not generated revenue through October 31, 2011 and is devoting substantially all of its efforts to the development of its technologies. Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to adverse conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2011, the Company incurred a net loss of $2,573,544 (2010: $4,674,861) and, as of that date, the Company has an accumulated deficit of $78,844,241 (2010: $75,792,113), a working capital deficiency of $1,047,228 (2010: $1,459,460) and negative cash flows from operations of $1,453,508 (2010: $1,616,133).

The Company will focus its development effort on existing projects in order to develop commercial applications for these projects and will continue to raise financing for operations as outlined in Notes 11 and 20.

It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date, the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

2.	GOING CONCERN (Cont’d)

In the ensuing fiscal year, the Company anticipates that (i) it will realize initial revenues from commercialization efforts with current strategic development partners, (ii) it will monitor the timing of incurring additional expenses in keeping with its ongoing working capital position, and (iii) it will continue to secure financing in the same manner in which it has raised financing to date.

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments may be material.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP (except as disclosed in Note 18). The most significant accounting policies are as follows:

	a.	Principles of Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries:

i.

Memtech International Inc., Memtech International (U.S.A.) Inc., Pageant Technologies Inc. and Pageant Technologies (U.S.A.) Inc. and Micromem Holdings (Barbados) Inc. all of which are inactive companies.

ii.

On November 10, 2007 the Company incorporated Micromem Applied Sensors Technology, Inc. (“MAST”) as a wholly-owned subsidiary domiciled in Delaware. MAST has the primary responsibility for the further development of the Company’s technologies in conjunction with various potential strategic development partners.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

iii.

On October 30, 2008, the Company incorporated 7070179 Canada Inc. as a wholly- owned subsidiary. On October 31, 2008, the Company assigned its rights, title and interests in certain patents which it previously held directly to 7070179 Canada Inc. in exchange for common shares of this subsidiary.

All intercompany investments, balances and transactions have been eliminated upon consolidation.

b.	Use of Estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made by the Company include the allowance for doubtful accounts receivable, the valuation of the promissory note receivable, the estimated useful life of property and equipment and patents, the valuation of patents, the valuation of intangible assets, the valuation of deferred development costs incurred, the valuation of bridge loans, the valuation of accrued liabilities and the computation of fair values of stock options and warrants using the Black Scholes option-pricing model.

c.	Financial Instruments – Recognition, Measurement, Disclosure and Presentation:

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets and financial liabilities, including derivatives, are initially measured in the balance sheet at fair value, except for loans and receivables, investments held-to maturity and other financial liabilities, which are measured at amortized cost. Measurement in subsequent periods depends on whether the financial instrument had been classified as held-for trading, available-for-sale, held-to- maturity, loans and receivables, or other liabilities.

Held-for-trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The Company classifies cash and cash equivalents as held-for-trading. Held-for-trading financial assets are measured at fair value with unrealized gains and losses recognized in the Consolidated Statement of Operations. Accounts receivable and promissory note receivable are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and bridge loans are classified as other liabilities, and initially measured at fair value and subsequently at amortized cost using the effective interest rate method.

d.	Comprehensive Income:

Section 1530 requires the presentation of comprehensive income, which consists of net income and other comprehensive income ("OCI"). Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. OCI refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. The Company does not currently have any other comprehensive income and accordingly, a statement of comprehensive income has not been presented.

e.	Foreign Currency Translation:

The functional and reporting currency of the Company is the United States dollar. The Company’s wholly-owned foreign subsidiaries are integrated foreign operations and, therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into United States dollars at the rate of exchange in effect at the consolidated balance sheet dates and non-monetary assets and liabilities are translated at historical rates. Income and expenses are translated using the three month average rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the period.

f.	Cash and Cash Equivalents:

Cash and cash equivalents consist of all bank accounts and all highly liquid investments with original maturities of three months or less at the date of purchase.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	g.	Short-Term Investment:

Short-term investment consists of a secured, interest-bearing promissory note with a maturity date, of September 30, 2010 which has been fully reserved due to uncertainty of collection (Note 7).

	h.	Loan Impairment:

Impaired loans are accounted for at their face amount net of the allowance for loan impairment. When a loan is deemed to be impaired, its carrying amount is reduced to its estimated realizable amount which is measured by discounting the expected future cash flows at the effective interest rate inherent in the loans. The amount initially recognized as an impairment loan, together with any subsequent change, is charged to the allowance as an adjustment. A write-off of the loan will occur when the loan is believed to have no reasonable expectation of collectability.

	i.	Intangible Assets

Costs for the general development of the Company’s sensor technology are expensed unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2011, the Company determined that these costs met the criteria and, accordingly, these costs have been capitalized and are tested annually for impairment. Amortization is provided on a 7 year straight-line basis.

	j.	Inventory:

Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. Net realizable value for parts and materials is replacement cost. The cost of finished goods and work in progress includes parts, materials, labour and an allocation of direct overhead expenses.

The Company has determined that, at October 31, 2011 and 2010, the prototype units that it is developing do not constitute saleable inventory and, accordingly, no inventory balances are reported.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	k.	Long-lived Assets:

Long-lived assets consist of property and equipment, patents and trademarks, intangible assets, royalty rights and deferred development costs.

The Company initially records the value of the long-lived assets acquired at cost. Such assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized equal to the excess of the carrying value of the assets over their fair value.

	l.	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

m.	Research and Development Costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2009, the Company determined that its continuing activities related to the development of its sensor technology met the deferral criteria and, accordingly, these costs have been capitalized and are tested annually for recoverability. Development costs will be amortized on an appropriate basis at the time the Company enters commercial production.

Investment tax credits (ITCs) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are incurred.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	n.	Patents

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Effective November 1, 2009, the Company revised the estimated useful life of patents from 10 years to 5 years (Note 10). Patents are recorded net of accumulated amortization with amortization expense capitalized with development cost since the patents are directly related to development.

	o.	Unit Private Placements:

Until October 31, 2008, the Company had adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. Under this residual value approach, the Company assigned 100% of the proceeds from the Unit private placement to the common shares and a nil value to the attached warrants.

In the year ended October 31, 2009 the Company changed the estimates that it used to value the common shares and the warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned a value to the warrants which form part of these Unit private placements, using the relative fair value approach, calculated in accordance with the Black Scholes option pricing model.

	p.	Stock-based Compensation and Other Stock-based Payments:

The Company applies the fair value based method of accounting for all stock-based payments to employees and non-employees and all direct awards of stocks. Accordingly, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. Stock-based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options and warrants is credited to share capital and the related contributed surplus is transferred to share capital.

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	q.	Income Taxes:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled. To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

	r.	Earnings or Loss Per Share:

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares and potential common shares outstanding during the year. Potential common shares consist of incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

	s.	Related Party Transactions

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the respective parties.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

4.	FAIR VALUE DISCLOSURES

Effective November 1, 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ending October 31, 2010. This adoption resulted in additional disclosure as provided below.

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments approximated their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Company's financial instruments measured at fair value on the balance sheet consist of cash and cash equivalents. Cash and cash equivalents are measured at level 1 of the fair value hierarchy.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

5.	RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

	a.	International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

6.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued capital stock, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the twelve months ended October 31, 2011.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

7.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey and a strategic development partner of the Company. On August 1, 2009, the Company and the private company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

	a.	Maturity date of September 30, 2010.

	b.	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%. In July 2011, the interest rate on the promissory note increased to 18%.

	c.	Secured by a first priority security interest over all of the assets of the private company.

At October 31, 2010, the Company recorded a provision to reserve the outstanding principal amount of $200,000 pending resolution of collection efforts.

A continuity schedule of the outstanding promissory note receivable is as below:

Original advance of funds, Apri l2009	200,000
Interest charged to October 31, 2009	5,000
Repayments in 2009 fiscal year	(5,000)
Balance outstanding at October 31, 2009	200,000
Interest charged to October 31, 2010	26,333
Repayments in 2010 fiscal year	(20,000)
Balance outstanding at October 31, 2010 before reserve	206,333
Reserve of balance outstanding at October 31, 2010	(201,333)
Balance outstanding at October 31, 2010	5,000
Interest charged to October 31, 2011	20,220
Reserve of interest accrued	(20,220)
Repayments in 2011 fiscal year	(115,000)
Recovery of promissory note receivable	110,000
Balance outstanding at October 31, 2011	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

7.	PROMISSORY NOTE RECEIVABLE (Cont’d)

The continuity schedule of the promissory note in 2011 is summarized as below:

	Gross	Net

Balance outstanding at October 31, 2010	206,333	5,000

Interested accrued in 2011	20,220	20,220
Reserved in 2011	-	(20,220)

Repayments in 2011	(115,000)	(115,000)
Recovery of reserved amounts in 2011	-	110,000

Balance outstanding at October 31, 2011	111,553	-

The Company reported net $5,000 of interest income as a receivable at October 31, 2010; the interest income recorded in 2011 has been fully reserved. The Company has recorded interest at a rate of 18% per annum effective July 2011. In 2011 the Company reported $110,000 of income recoveries on the note which was reserved at October 31, 2010.

In March 2011 the Company assigned the promissory note to an officer of the Company to cover outstanding fees owed to that officer. Since the assignment, a total of $80,000 has been repaid by the borrower and these payments have been applied to the balance owing to the officer (Note 14).

The Company continues to negotiate the repayment of the outstanding balance due.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

8.	PROPERTY AND EQUIPMENT

	2011
		Accumulated	Net Book
	Cost	Amortization	Value
Computers	$40,733	$30,532	$10,201
Office Equipment	25,989	25,989	-

Total	$66,722	$56,521	$10,201

	2010
		Accumulated	Net Book
	Cost	Amortization	Value
Computers	$40,733	$24,047	$16,686
Office Equipment	25,989	25,989	-

Total	$66,722	$50,036	$16,686

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

9.	DEFERRED DEVELOPMENT COSTS

In the year ended October 31, 2011, the Company capitalized costs in the amount of $425,085 (2010: $932,302) relating to the development of its sensor technology for future commercialization. Development costs include directly related consulting fees, materials and third party costs. During 2010, the Company evaluated the recoverability of these capitalized costs and has reflected an impairment reserve of $2,711,392 against future realization of these costs. No impairment reserve was recognized in 2011.

The breakdown of development costs that have been capitalized is as follows:

	2011
		Net Additions/
Projects	10/31/2010	Recoveries	10/31/2011

Project A	$1	$-	$1
Project B	1	-	1
Project C	1	15,000	15,001
Project D	1	-	1
Project E	221,513	251,725	473,238
Project F	1	-	1
Project G	1	141,200	141,201
Project H	1	-	1
Project I	1	-	1
Project J	-	17,160	17,160

	$221,521	$425,085	$646,606

Netted in Project E is $75,000 (2010: nil) of amounts received from a strategic development partner. Netted in Project J is $54,600 (2010: nil) of amounts received from a strategic development partner.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

9.	DEFERRED DEVELOPMENT COSTS (Cont’d)

	2010
			Impairment
Projects	10/31/09	Additions	reserve	10/31/10

Project A	$337,237	$192,258	$(529,494)	$1
Project B	38,683	75,960	(114,642)	1
Project C	587,349	210,445	(797,793)	1
Project D	750,367	46,819	(797,185)	1
Project E	131,033	90,480	-	221,513
Project F	155,942	23,452	(179,393)	1
Project G	-	19,035	(19,034)	1
Project H	-	242,464	(242,463)	1
Project I	-	31,389	(31,388)	1

	$2,000,611	$932,302	$(2,711,392)	$221,521

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

10.	INTANGIBLE ASSETS AND PATENTS

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. It anticipates that it will realize commercial economic benefits from the exploitation of these intangible assets in future. Accordingly, it reports $135,465 (2010: nil) of intangible assets at October 31, 2011, representing direct costs incurred with respect to such assets.

The Company continues to pursue, protect and expand its patents registered in Canada, the United States and in foreign jurisdictions:

Patents, at cost October 31, 2009	$151,641
Accumulated amortization	(3,791)
Net book value at October 31, 2009	147,850

Additions	78,653
Amortization	(24,476)
Net book value at October 31, 2010	202,027

Additions	8,017
Amortization	(43,333)
Write-down	(129,033)

Net book value at October 31, 2011	$37,678

Amortization of $43,333 was expensed in 2011. In 2009 amortization of $3,791 and in 2010 amortization of $24,476 was capitalized in deferred development costs.

In the fiscal year ended October 31, 2011, the Company wrote-down the value of its patents by $129,033 which relates to technology the Company has no immediate plans to develop.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL

	a.	Authorized and outstanding:

The Company has two classes of shares as follows:

		i.	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

		ii.	Common shares without par value – an unlimited number authorized. At October 31, 2011 the Company reports 116,149,718 (2010 - 95,324,511) outstanding common shares.

	b.	Stock option plan:

The Company has a fixed stock option plan. Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options for up to 15,600,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan as at October 31, 2011 and changes during the periods ended on those dates is as follows:

	Options	Weighted Average
	(000)	exercise price
Outstanding, October 31, 2007	10,325.55
Granted	2,145	1.39
Expired	(100)	.72
Exercised	(1,440)	.70
Outstanding, October 31, 2008	10,930.85
Granted	1,345	1.00
Expired	(600)	1.14
Exercised	(1,653)	.60
Outstanding, October 31, 2009 and 2010	10,022.89
Granted	7,975.22
Expired	(6,822)	.80
Exercised	-	-
Outstanding, October 31, 2011	11,175.47

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

During the year ended October 31, 2011 the Company issued a total of 7,975,000 stock options to officers, directors and employees.

Date	# Issued	Strike Price	Expiry Date

12/20/2010	375,000.55		12/20/2012
4/5/2011	125,000.35		4/5/2016
10/31/2011	7,475,000.20		10/31/2016
	7,975,000.22

The Company recorded a total expense of $928,497 (2010: $95,038, 2009: $1,951,569) with respect to the issuance of these options, calculated in accordance with the Black Scholes option-pricing model.

During the year ended October 31, 2010, no stock options were issued nor exercised. During the fiscal year ended October 31, 2010 the Company extended by one year 100,000 options which were to expire in November 2009; the exercise price remained unchanged at $0.60 per share. In May 2010, the Company extended by one year the maturity date on 1,927,199 options that had expired in June 2010. The exercise price on these options was unchanged at $0.72 per share. The Company recorded a total expense of $95,038 with respect to the extension of these options, calculated in accordance with the Black Scholes option-pricing model.

The underlying assumption in the Black Scholes model were as follows:

	2010	2011
Expected dividends	-	-
Volatility factor	59%-71%	90%-95%
Risk free interest rate	.6%	1.62% -2.55%
Weighted average expected life	1 year	2 – 5 years

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

No cash proceeds were realized during the year ended October 31, 2011 by the Company as the result of options exercised by officers and directors and staff (2010: nil).

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	2009	2010	2011

January 31	355,117	-	33,735
April 30	342,000	30,385	12,426
July 31	342,000	64,653	-
October 31	912,452	-	882,336

	1,951,569	95,038	928,497

The following table summarizes information about stock options outstanding as at October 31, 2011:

Options Outstanding			Options exercisable
		Weighted	Weighted
		average	Average		Weighted
Actual exercise	Number	remaining	exercise	Number	Average
price	outstanding	contractual life	price	Exercisable	exercise price
$		(in years)	$		$
0.36	350,000	.5 years	0.36	350,000	0.36
0.60	190,000	0.9 years	0.60	190,000	0.60
0.55	315,000	1.1 years	0.55	315,000	0.55
1.01	325,000	1.3 years	1.01	325,000	1.01
1.12	10,000	1.4 years	1.12	10,000	1.12
1.50	1,100,000	1.8 years	1.50	1,100,000	1.50
1.00	1,285,000	2.8 years	1.00	1,285,000	1.00
0.35	125,000	4.4 years	0.35	125,000	0.35
0.20	7,475,000	5.0 years	0.20	7,475,000	0.20
TOTAL	11,175,000		0.47	11,175,000	0.47

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

	c.	Loss per share

The diluted loss per share gives effect to the exercise of any option or warrant for which the exercise price is lower than the average market price during the year using the treasury stock method. The inclusion of the Company’s stock options, convertible debt and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

	d.	Private Placements

i.

In 2011 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $2,478,681 and issued a total of 20,825,207 common shares.

20,825,207 common share purchase warrants with an average price of $0.14 were attached to the private placements completed during 2011. All warrants issued in 2011 have a 12 month term from issue date.

ii.

In 2010 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received gross subscription proceeds of $2,021,051 and issued a total of 5,749,201 common shares.

5,749,201 common share purchase warrants with a weighted average price of $0.46 were attached to the private placements completed during 2010. All warrants issued in 2010 have a 12 month term from issue date.

		iii.	In 2011 the Company extended the expiry date on certain common share purchase warrants issued previously, as below:

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

Date of Issue	# of Warrants	Strike Price	Extended Expiry
		$	Date
May 14, 2009	429,686	1.20	May 14, 2012
November 11, 2009	123,276	0.75	May 11, 2012
December 14, 2009	600,000	0.76	June 14, 2012
December 16, 2009	815,000	0.56	June 16, 2012
January 15, 2010	341,000	0.55	June 15, 2011
January 15, 2010	25,000	0.55	July 15, 2012
January 26, 2010	300,000	0.55	July 26, 2012
February 1, 2010	111,111	0.56	August 1, 2012
February 12, 2010	133,333	0.56	August 12, 2012
May 25, 2010	765,188	0.41	May 25, 2012
June 15, 2010	339,838	0.40	June 15, 2012
July 12, 2010	312,500	0.39	July 12, 2012
July 23, 2010	312,500	0.40	July 23, 2012
August 30, 2010	200,000	0.28	August 26, 2012
October 15, 2010	1,325,000	0.24	October 15, 2012
November 5, 2010	500,000	0.22	November 5, 2012
November 30, 2010	400,000	0.22	November 30, 2012
December 17, 2010	20,000	0.20	December 17, 2012
December 20, 2010	300,000	0.22	December 20, 2012
January 4, 2011	250,000	0.20	January 4, 2013
January 31, 2011	325,000	0.22	January 31, 2013
	7,928,432

In each case the Company calculated the charge associated with the extensions of these warrants in accordance with the Black Scholes option-pricing model and reported a total charge to retained earnings and an offsetting charge to contributed surplus of $293,020 with respect to these extensions.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

	e.	Bridge Loans:

i.

On March 31, 2010 the Company secured a 180 day convertible bridge loan (“Loan 1”) from an arm’s length investor in the amount of CDN $250,000. The interest rate on the loan was established at 4% per month (effective interest rate – 48%). The principal and interest of the loan was convertible at $0.55 per share at the holder option. The Company provided 12,500 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. As a result, net proceeds of $220 were allocated to warrants. The loan was originally due in October 2010. At October 31, 2010, the note remained outstanding and interest was accrued at the stated rate of 4% per month compounded monthly. On December 17, 2010, the Company renegotiated the loan, extending the terms to June 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature for this loan was reduced from $0.55 to $0.20. As a result of the change in conversion value of $158,567 was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature.

On July 17, 2011 the Company renegotiated the loan, extending the terms to October 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature of this loan remained unchanged at $0.20. This loan was repaid in October 2011.

ii.

On August 30, 2010 the Company secured a 180 day convertible bridge loan (“Loan 2”) from an arms’ length investor in the amount of CDN $200,000. The interest rate on the loan was established at 2% per month (effective interest rate – 25%). The principal and interest of the loan was convertible at $0.40 per share at the holder’s option. The Company provided 7,500 common share purchase warrants to acquire common shares at a strike price of $0.40 per share. As a result, net proceeds of $14 was allocated to warrants. This loan was repaid in February 2011.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

iii.

On March 4, 2011 the Company secured a 180 day convertible bridge loan (“Loan 3”) from an arms’ length investor in the amount of CDN $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). The principal and interest of the loan was convertible at $0.21 per share at the holder’s option. The Company provided 5,000 common share purchase warrants to acquire common shares at a strike price of $0.21 per share. As a result, net proceeds of $6 were allocated to warrants. The loan was originally due September 4, 2011. The loan was renegotiated and extended for an additional 90 days. The conversion price was revised to $0.15 per share at the holder’s option. As a result of the change in conversion, a value of $26,997 was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature. All other terms remain the same. This loan was repaid subsequent to year end (Note 20).

iv.

On February 25, 2011 the Company secured a 30 day convertible bridge loan (“Loan 4”) from an arms’ length investor in the amount of CDN $250,000. The interest rate on the loan was established at 2% per month (effective interest rate – 27%). The principal and interest of the loan was convertible at $0.21 per share at the holder’s option. The Company provided 10,000 common share purchase warrants to acquire common shares at a strike price of $0.21 per share. No value was assigned to the warrants as the amount was nominal. In the quarter ended July 31, 2011, the principal and interest were repaid.

v.

On March 22, 2011 the Company secured a short term loan (“Loan 5”) from a director of the Company in the amount of CDN $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 25%). In the quarter ended July 31, 2011, the principal and interest were repaid.

The outstanding bridge loans at October 31, 2010 are summarized as below:

			Total
	Loan 1	Loan 2	Loan
Principal	$249,176	$188,600	$437,776
Interest Accrued	67,686	7,689	75,375
Accretion Expense	4,986	429	5,415
Equity portion of bridge loan – conversion	(4,766)	(1,018)	(5,784)
Equity portion of bridge loan – future warrants	(220)	(14)	(234)

Balance at October 31, 2010	$316,862	$195,686	$512,548

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

The outstanding bridge loans at October 31, 2011 are summarized as below:

	Loan 1	Loan 2	Loan 3	Loan 4	Loan 5	Total
Principal	249,176	188,600	102,940	254,875	138,998	934,589
Interest accrued	160,402	23,898	16,162	12,065	2,769	215,296
Accretion expense	4,986	1,032	564	-	-	6,582
Equity portion of bridge loan - conversion	(4,766)	(1,018)	(558)	-	-	(6,342)
Equity portion of bridge loan - future warrants	(220)	(14)	(6)		-	(240)
Payments	(409,578)	(212,498)	(12,319)	(266,940)	(141,767)	(1,043,102)

Balance at October 31, 2011	-	-	106,783	-	-	106,783

Warrants issued
2010	12,500	7,500	-	-	-	20,000
2011	40,000	-	5,000	10,000	-	55,000
	52,500	7,500	5,000	10,000	-	75,000

vi.	The fair value of the warrants issued with respect to the bridge loans was estimated using the Black Scholes option-pricing model with the following assumptions:

	2010	2011
	Loans	Loans
Expected dividends	-	-
Volatility factor	47% – 54%	111% - 112%
Risk-free interest rate	.6%-1.06%	1.33% - 1.38%
Weighted average expected life	6 months	6 months - 1 year

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

f.	Warrants:

A summary of the outstanding common share purchase warrants as of the Company’s fiscal year-ends and the changes during the periods are as follows:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized
Balance outstanding at October 31, 2008	637,128	$1.04
Exercised	(200,000)	$1.17	$234,000
Expired	(826,108)	$1.10	-
Granted	3,805,845	$0.86	-
Balance outstanding at October 31, 2009	3,416,865	$0.82
Exercised	-	-	-
Expired	(2,987,181)	$0.76	-
Granted	5,769,201	$0.46	-
Balance at October 31, 2010	6,198,885	$0.51
Exercised	-	-	-
Expired	(406,455)	$0.54	-
Granted	20,880,207	$0.14	-
Balance at October 31, 2011	26,672,637	$0.23

g.	Settlement of Accounts Payable:

In September 2010 the Company settled certain accounts payable outstanding with a supplier by issuing 192,307 common shares valued at $50,000.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

	h.	Shares Issued Under Service Contract:

In September 2008 the Company entered into a 12 month contract with an arm’s length contractor. Under the terms of the contract the Company committed to a monthly cash payment of $13,500. As additional consideration the Company agreed to issue 25,000 common shares per month for a total of 300,000 common shares over the term of the contract. The Company renegotiated the contract effective in May 2009 thereby reducing the required monthly cash payment to $7,500 and the monthly common share issuance to 12,500 shares. In total, the Company issued 250,000 common shares under the terms of the contract and recorded a non-cash expense of $225,375 reflecting the respective market price of the shares at the issue dates. The contract was not renewed in September 2009.

12.	CONTRIBUTED SURPLUS

Balance at October 31, 2008	$22,114,421
Stock compensation expense relating to stock options issued	1,951,569
Stock options exercised	(573,706)
Common share purchase warrants issued	653,627
Balance at October 31, 2009	$24,145,911
Common share purchase warrants issued	423,455
Stock compensation expense relating to stock options extended	95,038
Balance at October 31, 2010	$24,664,404
Stock compensation expense relating to stock options issued	928,497
Common share purchase warrants:
(a) Issued	774,575
(b) Extended	293,020
Expense relating to equity portion of bridge loan	5,790
Modification of conversion feature of bridge loans	185,564
Balance at October 31, 2011	$26,851,850

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

12.	CONTRIBUTED SURPLUS (Cont’d)

The Company has calculated the charges to contributed surplus as presented above using the Black Scholes option pricing model.

The components of contributed surplus as reported at October 31st include:

	2011	2010	2009
Amount relating to loan forgiveness at inception of the Company	$544,891	$544,891	$544,891
Stock options compensation related	23,530,672	22,602,176	22,507,138
Common share purchase warrants	2,584,933	1,517,337	1,093,882
Bridge loan related	191,354	-	-
	$26,851,850	$24,664,404	$24,145,911

13.	INCOME TAXES

a.

The Company has non-capital losses of approximately $17.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2011 the tax losses expire as follows:

	Canada	Other Foreign	Total
2014	1,026,401	-	1,026,401
2015	3,232,477	-	3,232,477
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	2,418,255	5,245	2,423,509
2027	2,033,562	3,459	2,037,021
2028	10,548	55,519	66,067
2029	2,084,132	463,610	2,547,742
2030	2,812,037	1,471,700	4,283,737
2031	1,552,679	421,724	1,974,402
	$15,170,091	$2,452,705	$17,622,796

In addition the Company has available capital loss carry forwards of approximately $1.6 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

13.	INCOME TAXES (Cont’d)

b.

Future income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets and liabilities are as follows:

	10/31/11	10/31/10	10/31/09
Non-capital losses and other	$4,959,149	$4,104,904	$4,122,566
Capital losses	210,319	204,815	224,036
Property and equipment, intangible assets and deferred development costs	1,898,201	1,911,952	1,562,648
Share issue costs	28,788	32,525	38,145

	7,096,457	6,254,196	5,947,395
Valuation allowance	(7,096,457)	(6,254,196)	(5,947,395)
	$-	$-	$-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

13.	INCOME TAXES (Cont’d)

	c.	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2011	2010	2009

Loss before income	$(2,572,339)	$(4,665,353)	$(4,310,939)
taxes
Statutory rate	28.53%	31.49%	33.00%

Expected income tax recovery	(733,888)	(1,469,267)	(1,422,610)
Effect on income taxes of unrecognized future income tax assets relating to deductible temporary differences on:

Non-deductible expenses and other items	266,071	34,860	667,939

Expiry of non-capital losses	-	312,428	-
Share issue costs and other	(8,062)	(9,827)	(47,681)
Future tax assets not recognized in prior years	-	(2,568)	(2,094,503)

Effect of exchange rate on future tax assets carried forward from previous years	(183,451)	(300,585)
Change in future income tax rates and other	(181,726)	1,137,666	-
Change in valuation allowance	842,261	306,801	2,896,855
	$1,205	$9,508	$-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

	a.	Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. In 2009, the Company extended the agreement to December 31, 2010. Under the terms of the agreement, the Chairman was retained to provide certain management services to the Company. The Company agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds. At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is two million common shares. The Company determined that the compensation expense in fiscal 2010 was $150,000 Canadian funds ($143,877 U.S. funds at average exchange rates) under this agreement (2009: $150,000 Canadian funds or $129,149 U.S. funds). In January 2011, the Board of Directors extended the Chairman’s contract on a month to month basis reflecting the minimal annual compensation amount of $150,000 Canadian funds.

In 2011 the Chairman was awarded a total of 1 million options at a strike price of $.20 per common share (2010: no options were awarded).

The total compensation paid to the Chairman during the year is summarized as follows:

	Cash Compensation	Stock Option Expense
2011	$ 152,326	$ 118,038
2010	143,877	-
2009	129,149	101,760

In August 2011 the Chairman converted $112,500 of compensation received under the contract to a Unit private placement. Each Unit consisted of one common share and one common share purchase warrant. A total of 703,125 Units were issued under the private placement.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

In 2011 the Chairman extended a bridge loan to the Company in the amount of $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 25%). In the quarter ended July 31, 2011, the principal and interest were repaid.

b.	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2009 - 2011 is as follows:

	Cash Compensation	Stock Option Expense
2011	$ 647,132	$ 590,191
2010	$ 621,223	$ 64,653
2009	$ 625,576	$ 407,040

The Stock Option Expense in 2010 as listed above relates to the extension of 1,927,199 stock options.

In 2011 the Company assigned the promissory note receivable (Note 7) to an officer of the Company in conjunction with outstanding and unpaid fees due to that officer. During 2011, a total of $80,000 received from the borrower was paid directly to that officer under the assignment agreement. At October 31, 2011 the gross amount of principal and interest outstanding from the borrower is $111,553 which amount is fully reserved by the Company. The balance owing to the officer of the Company at October 31, 2011 is $102,512.

The above-noted compensation has been included in the Consolidated Statements of Operations, and Deficit under the caption Professional, Other fees and Salaries, which total amount reported includes:

	2011	2010	2009
Professional and other fees	$640,349	$750,482	$845,533
Salaries and wages	424,306	499,886	443,858
Stock compensation expense	928,497	95,038	1,951,569
	$1,993,152	$1,345,406	$3,240,960

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

	c.	Cost sharing agreements:

The Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expenses reported by the Company in these expense categories are summarized as follows:

	Rent	Salaries	Other	Total
2011	$55,800	$424,306	$11,482	$491,588
2010	27,610	499,886	13,112	540,608
2009	17,177	289,897	11,541	318,615

In 2011 the gross amount of these expenses was $571,345 and the Company re-billed $79,760 of these costs to these related companies. At October 31, 2011 the Company reports $64,869 of balances due from such parties for these expenses and has reserved this amount due to uncertainty of collection.

15.	COMMITMENTS

	a.	License Agreement:

In June 2005, the Company signed a license agreement (“the License Agreement”) with the University of Toronto (“UofT”) and the Ontario Centres of Excellence (including MMO and CITO) (collectively “OCE”) whereby:

		•	OCE released the Company and the University from the commercialization obligations set forth in all prior research collaboration agreements.

		•	The Company acquired exclusive worldwide rights to the technology and patent rights related to the MRAM technology developed at the UofT.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

15.	COMMITMENTS (Cont’d)

•	The Company has agreed to royalties and payments under the terms of the License Agreement as follows:

•	In consideration for the rights and licenses granted, the Company has agreed to pay to the UofT:

i.	4% of net sales until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000);

ii.	1% of net sales thereafter.

•	If the Company sublicenses any rights granted herein to any non-affiliate:

i.

in combination or association with the Company’s intellectual property, the UofT shall receive 10% of any net fees and/or net royalties that shall be received by the Company in respect of any licenses involving both the rights granted and such Micromem intellectual property;

ii.

For all other sublicenses of the rights granted to any non-affiliate, the UofT shall receive 20% of any net fees and/or net royalties that may be received by the Company in respect of such sublicenses.

iii.

Net fees and/or net royalties shall be received from the Company until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000); thereafter the Company shall pay half of the amounts as otherwise noted above.

•

At any point after which the Company has paid the UofT five hundred thousand Canadian dollars (CDN$500,000), the Company may at its option buy out the obligation to pay royalties under the License Agreement by paying to the UofT a single lump sum payment equaling the greater of five hundred thousand Canadian dollars (CDN$500,000) and an amount equal to the total amount of royalties paid by the Company to the UofT in the preceding twenty-four months. The Company shall be entitled to exercise such option by providing written notice to the UofT along with the required payment, after which time the Company’s obligation to pay royalties as otherwise calculated shall be waived by the UofT.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

15.	COMMITMENTS (Cont’d)

•

As a condition to entering the License Agreement the Company agreed to a research agreement with a funding commitment of five hundred thousand Canadian dollars (CDN $500,000), to continue the further research and development of the inventions and the Company’s intellectual property. In August 2005, the Company made an initial payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) and, in November 2005, the Company made the second payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) under the terms of this research agreement.

b.	Operating Leases:

The Company entered into a 12 month lease commitment with respect to its head office. The lease extends through December 31, 2012 and stipulates a monthly lease obligation of $4,690 plus the proportionate cost of operating costs and taxes.

c.	Employment and Consulting Contracts:

The Company entered into an employment agreement with the Chairman through December 31, 2010 as outlined in Note 14 (a) which stipulated an annual minimum obligation of $150,000 Canadian funds ($152,326 U.S. at average exchange rates). In 2011, this contract was extended on a month to month basis. The Company reported $152,326 of compensation expense with respect to this employment agreement in 2011 (2010: $143,877).

In May 2008 the Company entered into two year agreements with the President and the Chief Financial Officer and a three year agreement with the President of the Company’s subsidiary, MAST. In May 2010 the agreements with the President and the Chief Financial Officer were continued on a month to month basis on the same terms. In May 2011 the agreement with the President of MAST were continued on a month-to-month basis on the same terms.

These agreements stipulate minimum cash compensation obligations as below:

President	$13,333	Canadian funds per month
Chief Financial Officer	$12,500	Canadian funds per month
President – MAST	$15,000	U.S. funds per month

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

15.	COMMITMENTS (Cont’d)

	d.	Supplier Commitments:

In 2008, the Company entered into an agreement with a supplier which provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through 2009. The Company paid $370,000 to this supplier in 2008, and an additional $400,000 in 2009 under the terms of this agreement. No additional expenditure under the terms of this agreement are currently contemplated. In January 2009, the Company received $250,000 of insurance proceeds with respect to a shipment of sample prototype boards that were damaged in transit from the supplier to a sub- contractor. These proceeds have been recorded in the accounts as a reduction of development costs capitalized in 2009.

In July 2009, the Company executed a purchase order for approximately $1 million of services to be provided by a supplier between July 2009 – April 2010. This purchase order was cancelled in October 2010. At October 31, 2010, the Company has paid a total of $348,000 to the supplier and reflects $25,000 in outstanding accounts payable in respect of these working arrangements. The Company reports a recovery of $75,896 (2010: $106,007) in the statement of operations and deficit with respect to these costs which were previously expensed.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

16.	CONTINGENCIES

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

Certain interests under an agreement with a third party reverted to that third party on March 9, 2004. On this basis, to the extent that future revenues are generated by the Company relating directly and specifically to the Vemram Patents, the Company is obligated to pay the third party 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Fair values

The fair values for all financial assets and financial liabilities approximate their carrying values due to their short-term nature.

b.	Foreign currency balances

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2011	2010	2009
Cash and cash equivalents	$20,238	$4,681	$90,307
Deposits and other receivables	21,467	89,238	83,486
Accounts payable and accrued liabilities	496,597	1,063,456	450,342
Bridge Loans	103,733	450,000	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

	c.	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Market Risk:

		i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in net liabilities position. The management monitors the Canadian net liability position on a periodic basis throughout the course of the year and adjusts the total net monetary liability balance accordingly.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $55,862 (2010 – $86,395) due to a reduction in the value of net liability balance. A 10% weakening of the US dollar against Canadian dollar at October 31, 2011 would have had the equal but opposite effect.

		ii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents, and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

The Company is exposed to interest price risk on its interest bearing bridge loans as the interest rate is fixed.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2011.

Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at October 31, 2011, the Company reports a working capital deficiency of $1,047,228 and has certain financial commitments (Note 15), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”)

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conforms in all material respects with U.S. GAAP except for the accounting for development costs, intangible assets, prior valuations of Unit private placements, warrant modification and modification of conversion feature of bridge loans. These are discussed below:

	a.	Development costs:

Under U.S. GAAP, all development costs are expensed as incurred. Under Canadian GAAP, development costs that meet criteria for deferral are capitalized.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	b.	Intangible assets:

Under U.S. GAAP, intangible asset costs relating to technology are generally expensed as they do not meet capitalization criteria. Under Canadian GAAP, intangible asset costs that meet criteria for deferral are capitalized.

	c.	Valuation of Unit private placements:

During the year ended October 31, 2009, the Company, for Canadian GAAP purposes, started estimating the value of common shares and the warrants included in the Unit private placement financings using relative fair value method. It assigned a value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option pricing model.

Under U.S. GAAP, the valuation of the shares and warrants have always been determined using the relative fair value approach. The above difference has no effect on aggregate shareholders’ equity.

	d.	Warrant modification:

The warrants that were modified were initially classified as a component of stockholders’ equity. At the modification date, the fair value of the warrants was calculated immediately before and after the modification. Under U.S. GAAP this amount has been recorded as an increase to paid in capital, and a decrease to retained earnings. This is considered a benefit to the warrant holders at the expense of the general common shareholders. As such, it is a “deemed dividend” under U.S. GAAP and included in the determination of net loss applicable to common stockholders. Under Canadian GAAP this cost is included below net loss in the determination of shareholders' equity.

	e.	Modification of the conversion feature of bridge loans:

During the year, certain convertible debt arrangements were modified, Loans 1 and 3. In accordance with ASC 470-50-40-10 “Debt Modification and Extinguishments”, the removal and addition of conversion features automatically indicate that the modification of the debt was substantial, and should be treated as an extinguishment, and an issuance of new debt. To the extent that the carrying value of the extinguished instruments is different, a gain or loss would be recognized. The carrying value of the extinguished debt instruments was not materially different from the modified debt instrument; as such no gain or loss was recorded.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

Hence, there was no difference between Canadian and U.S. GAAP. Under Canadian GAAP guidance, Loan 1 was treated as an extinguishment and an issuance of new debt, however the carrying value of the extinguished debt instrument was not materially different from the original carrying value, as such no gain or loss was recorded. Under Canadian GAAP guidance, Loan 3 did not meet the criteria for extinguishment and an issuance of new debt as such it is treated as a renegotiation of debt and all previously determined adjustments of the original debt are maintained.

The conversion feature change with regards to the debt must be analyzed to determine if it should be separated from the debt host contract. Per U.S. GAAP guidance, regarding Loan 1 and Loan 3, the conversion feature is not an embedded derivative that requires separation. These loans were also analyzed to determine if a beneficial conversion feature exists that must be accounted for separately. It was determined that no beneficial conversion feature exists on these loans under U.S. GAAP. Under Canadian GAAP a value of $185,564 was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion features (Note 11 (e)).

f.	A reconciliation between Canadian and U.S. GAAP in these financial statements is as follows:

		2011			2010
		Balance			Balance
		Canadian		Balance US	Canadian		Balance US
Balance sheet		GAAP	Adjustment	GAAP	GAAP	Adjustment	GAAP

Current assets		$76,396		$76,396	$128,102		$128,102
Property and equipment		10,201		10,201	16,686		16,686
Deferred development costs	a	646,606	(646,606)	-	221,521	(221,521)	-
Intangible asset	b	135,465	(135,465)	-	-		-
Patents		37,678	-	37,678	202,027	-	202,027
		$906,346	$(782,071)	$124,275	$568,336	$(221,521)	$346,815

Accounts payable and accrued liabilities		$1,016,841		$1,016,841	$1,075,014		$1,075,014
Bridge loans		106,783		106,783	512,548		512,548
		1,123,624	-	1,123,624	1,587,562	-	1,587,562

Share capital	c	51,774,555	(400,659)	51,373,896	50,102,699	400,659	50,503,358
Equity component of bridge loans		558		558	5,784		5,784
Contributed surplus	c,e	26,851,850	215,095	27,066,945	24,664,404	(400,659)	24,263,745
Deficit	a,b,e	(78,844,241)	(596,507)	(79,440,748)	(75,792,113)	(221,521)	(76,013,634)
		$906,346	$(782,071)	$124,275	$568,336	$(221,521)	$346,815

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

Loss for the period		2011	2010	2009

Net loss for the period - Canadian GAAP		$(2,573,544)	$(4,674,861)	$(4,310,939)
Add back: Write-off in the current year of prior year cost		-	1,869,578	-
Development cost expensed per U.S. GAAP	a	(425,085)	(90,488)	(2,000,611)
Intangible assets expensed per U.S. GAAP	b	(135,465)	-	-
Net loss for the year - U.S. GAAP		$(3,134,094)	$(2,895,771)	$(6,311,550)
Adjustment for the modification of warrants per U.S. GAAP	d	(293,020)	-	-
Net loss applicable to common stockholders - U.S. GAAP		(3,427,114)	(2,895,771)	(6,311,550)
Loss per share - basic and diluted under U.S. GAAP		(0.03)	(0.03)	(0.07)

Weighted average number of shares outstanding		102,301,168	92,225,645	86,400,439

Cash flows		2011	2010	2009

Cash flow from operating activities per Canadian GAAP		(1,453,508)	$(1,616,133)	$(2,231,838)
Expenditure of development costs per U.S. GAAP	a	(425,085)	(90,488)	(2,000,611)
Expenditure of intangible asset costs per U.S. GAAP	b	(135,465)	-	-
Cash flows from operating activities per U.S. GAAP		$(2,014,058)	$(1,706,621)	$(4,232,449)

Cash flow from investing activities per Canadian GAAP		(568,567)	$(958,594)	$(2,158,129)
Expenditure of development costs per U.S. GAAP	a	425,085	90,488	2,000,611
Expenditure of intangible asset costs per U.S. GAAP	b	135,465	-	-
Cash flows from investing activites per U.S. GAAP		$(8,017)	$(868,106)	$(157,518)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	g.	Adoption of new accounting polices

In August 2009, the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820)-Measuring Liabilities at Fair Value” (ASU 2009-05). ASU 2009-05 provides guidance in measuring the fair value of a liability when a quoted price in an active market does not exist for an identical liability or when a liability is subject to restrictions on its transfer. The adoption of this accounting standard had no impact on the Company's financial position or results of operations.

In February 2010, the FASB issued ASU No. 2010-09 Subsequent Events (ASC Topic 855) - Amendments to Certain Recognition and Disclosure Requirements (ASU 2010-09). ASU No. 2010-09 requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose a date, in both issued and revised financial statements, through which the filer had evaluated subsequent events. The adoption did not have a significant impact on the Company's consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition - Milestone Method (Topic 605). ASU 2010-17 provides guidance on applying the milestone method of revenue recognition in arrangements with research and development activities. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption did not have a significant impact on the Company's consolidated financial statements.

	h.	Recent US accounting pronouncements not adopted

In April 2010, the FASB issued ASU 2010-13, "Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades," or ASU 2010-13. This ASU provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-13.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-29.

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-04, Topic 820 - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amends current fair value measurement and disclosure guidance to converge with International Financial Reporting Standards ("IFRS") and provides increased transparency around valuation inputs and investment categorization. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. Early application by public companies is not permitted. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-04.

In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - Presentation of Comprehensive Income (“ASU 2011-05”), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-05.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - Intangibles - Goodwill and Other ("ASU 2011-08"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. Early adoption is permitted. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-08.

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-12, Topic 220 - Comprehensive Income ("ASU 2011-12"), which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-12.

In December 2011, the FASB issued ASU No. 2011-11, Topic 2010 - Balance Sheet ("ASU 2011-11"), which contains new disclosure requirements regarding the nature of an entity's rights of set off and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRS, the new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-11.

19.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

20.	SUBSEQUENT EVENTS

a)

The Company raised an additional $388,997 through Unit private placements and issued 2,979,450 Units. Each Unit consists of one common share and one share purchase warrant. Of this amount, the Chairman subscribed for 625,000 units at a price of $0.10 per unit, an officer for 142,858 units at price of $0.35 per unit.

	b)	The convertible loan described in Note 11 (e)(iii) was repaid in December 2011.

c)

The Company secured $284,513 of bridge loans from a group of arm’s length investor in December 2011 with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month and are convertible at the holder’s option at $0.12 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12.

d)

The Company secured $98,058 bridge loan from an arm’s length investor in January 2012 with a maturity of six months. The loan is unsecured, bears interest at a rate of 2% per month and is convertible at the holder’s option at $0.10 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12.

e)

The Company secured $20,092 bridge loan from an arm’s length investor in February 2012 with a maturity of six months. The loan is unsecured, bears interest at a rate of 2% per month and is convertible at the holder’s option at $0.12 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.15.

f)

The Company secured $184,554 bridge loan from an arm’s length investor in February 2012 with a maturity of six months. The loan is unsecured, bears interest at a rate of 2% per month and is convertible at the holder’s option at $0.17 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.20.

	g)	On December 2, 2011 the Company revised the expiration date of 1,015,000 warrants expiring during the months of January, March and April 2012 by extending them for a further period of one year.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

21.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

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